Room 4561

November 26, 2007

Mr. Nand Gangwani
Vice President and
Chief Financial Officer
Napster, Inc.
9044 Melrose Ave.
Los Angeles, CA 90069

> **Re:** **Napster, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2007**
> **Filed June 6, 2007**
> **File No. 000-32373**

Dear Mr. Gangwani:

We have reviewed your response to our letter dated October 31, 2007 and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 24

1.   We note your response to prior comment number 1, however it is unclear to us why you believe that quantitative disclosure of "churn" would not be material to an investors understanding of your business. In this regard, we note your disclosure on page 24 which indicates that reducing churn is part of your overall corporate strategy. If the reduction of churn is a significant part of your overall

strategy, please explain to us why you believe that this metric would not be useful information to an investor.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Senior Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief